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                              October 26, 2022

       Jinchun Cheng
       Chief Executive Officer
       Xinxu Copper Industry Technology Ltd
       2188 Nanci First Road
       Anhui Xinwu Economic Development Zone
       Wanzhi District, Wuhu City
       Anhui Province, China 241100

                                                        Re: Xinxu Copper
Industry Technology Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
29, 2022
                                                            CIK No. 0001875994

       Dear Jinchun Cheng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, As Amended

       Condensed Consolidating Schedule, page 3

   1. Please expand the schedules to also present the results of operations of the parent and the subsidiaries.
 Jinchun Cheng
FirstName LastNameJinchun   ChengLtd
Xinxu Copper  Industry Technology
Comapany
October 26,NameXinxu
            2022       Copper Industry Technology Ltd
October
Page 2 26, 2022 Page 2
FirstName LastName
Risk Factors
Any disruption in the supply chain of raw materials and our products..., page
42

2. We note your risk factor that your supply chain may be impacted by supply chain fragmentation and local protectionism within China. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
We depend on one major customer..., page 43

3. The heading on this risk factor indicates that you depend on one major customer, while the disclosure in the first sentence indicates that you had two major customers accounting for approximately 52.7% of total revenues for the six months ended December 31, 2021.
         Please revise your disclosure, including the heading, to consistently describe your dependency on customers as of the current period.
We do not have long term contracts with most of our suppliers..., page 44

4. If you have long term contracts with any of your major suppliers, or any suppliers on which you are dependent, please revise to disclose the existence of such contracts. Please file such contracts as exhibits to the registration statement, or explain why you do not believe you are required to do so.
Capitalization, page 63

5. Please include within your capitalization table the amount of short and long-term debt as of the most recent balance sheet date. In this regard, we note short-term debt outstanding of approximately $7.7 million on page F-2.
Dilution, page 64

6. It appears that the underwriters will be granted an over-allotment option. Please include the shares that may be issued in connection with the over-allotment option in your dilution calculations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 70

7. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
 Jinchun Cheng
FirstName LastNameJinchun   ChengLtd
Xinxu Copper  Industry Technology
Comapany
October 26,NameXinxu
            2022       Copper Industry Technology Ltd
October
Page 3 26, 2022 Page 3
FirstName LastName
Material Agreements
Agreement with Wuhu Wanzhi Local Financial Regulatory Bureau, page 96

8. We note that Anhui Xinxu entered into a listing expenses loan agreement, and that the
         Wuhu Financial Bureau will receive no interest payments on the loan if Anhui Xinxu is successfully listed on Nasdaq during the loan period. Please therefore describe the Wuhu
         Financial Bureau's purpose and reason for entering into the loan, and the benefit to them assuming the company successfully lists on Nasdaq. Please file the loan agreement as an exhibit to your registration statement.
Regulation, page 100

9. Please disclose the material effects that the government regulations described in this
         section have on the company   s business and/or operations.
Notes to Interim Consolidated Financial Statements
Note 19 - Shareholders' Equity, page F-22

10. We note your disclosure here and on page F-19 that you were approved by the government during the interim period to "remain" your safety production funds at a stipulated amount and recorded a gain of approximately $1.4 million due to reversal "of the statutory reserve accrued." Please tell us in sufficient detail why you recorded the gain within income and not as a reclass within equity. Cite the authoritative accounting guidance you utilized in determining the appropriate treatment. Notes to Consolidated Financial Statements
Note 1 - Organization and Nature of Operations, page F-32

11. Please tell us and clearly disclose whether or not you have ownership interests in any variable interest entities ("VIE's").
Note 2 - Significant Accounting Policies
Prepaid Expenses, page F-35

12. We note your disclosure that IPO related expenses are "realized over time and then recorded as expense." Please tell us the nature of these costs and clarify how your accounting treatment complies with SAB Topic 5.A.
 Jinchun Cheng
FirstName LastNameJinchun   ChengLtd
Xinxu Copper  Industry Technology
Comapany
October 26,NameXinxu
            2022       Copper Industry Technology Ltd
October
Page 4 26, 2022 Page 4
FirstName LastName
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at (202) 551-8107 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing